Mail Stop 4561
								December 21, 2005

By U.S. Mail and Facsimile to (212) 239-2799

Anthony L. Havens
Chief Executive Officer and Principal Financial Officer
Sparta Commercial Services, Inc.
462 Seventh Avenue, 20th Floor
New York, New York 10018

Re:	Sparta Commercial Services, Inc.
	Form 10-KSB for Fiscal Year Ended April 30, 2005
      Filed July 25, 2005
	File No. 000-09483

Dear Mr. Havens:

      We have reviewed your response submitted via fax on December 14, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations
Comparison of the Year Ended April 30, 2005 to the Year Ended
April
30, 2004
Net Loss, page 18
1. We note your response to our comment letter submitted via fax on
December 14, 2005, and we have reviewed the terms of the Option to Purchase Agreement submitted via fax on December 19, 2005. Please amend your Form 10-KSB and subsequent filings to present the payment for the option as a separate line item on your consolidated statement of losses. Please label this line item as "Payment for option to purchase portfolio from a related party."

2. Please file via EDGAR the paper correspondence which was submitted via fax on December 14, 2005 and December 19, 2005.


      Please respond to this comment letter within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Please provide us drafts of your proposed revisions, where applicable, and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant Chief Accountant



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Anthony L. Havens
Sparta Commercial Services, Inc.
December 21, 2005
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